March 1, 2013

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ASTA Funding, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed January 18, 2013
File No. 001-35637

Dear Ms. Blume:

We thank you for your comment letter dated February 14, 2013 (the “Comment Letter”) addressed to Asta Funding, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. The comment is included in italics below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Form 10-K for the year ended September 30, 2012

Note A – The Company and Its Significant Accounting Policies

General

1.	We note the formation of your litigation funding business including BP Case Management, LLC and ASFI Pegasus Holdings, LLC and the increasing contribution of the related revenues to your income. Please tell us and revise your future filings to describe in MD&A the revenue cycle, including the reasons for any significant changes in these revenues during the periods presented. In addition, disclose in the Notes to Consolidated Financial Statements your revenue recognition policy for these transactions including how you determine collectability.

The Company will enhance its MD&A discussion to provide a more complete description of the revenue cycle, and will add a description of the revenue recognition policy for these transactions to the Notes to the Consolidated Financial Statements.

The Company accounts for its investments in matrimonial actions through the joint venture of BP Case Management with partner Balance Point Management on the cost basis. The funding of the matrimonial actions is on a non-recourse basis. The Company utilizes the cost method on the matrimonial actions as the timing of the settlement of the cases is not readily predictable due to the nature of the actions. Income is recognized on the matrimonial actions at the time of the conclusion and settlement of the case. The Company reviews the status of collectability of each case on a quarterly basis. The Company then determines an allowance reserve, if any, and records a provision as a period expense.

The Company accounts for its investment in funding non-recourse personal injury claims through Pegasus Funding, LLC, a majority owned joint venture subsidiary of ASFI Pegasus Holdings, LLC, as amortized loans, included in Other Investments as disclosed in the financial statements. Through Pegasus Funding, LLC we advance to each personal injury claimant funds on a non-recourse basis, at an agreed upon interest rate, in anticipation of a future settlement. The investment by Pegasus Funding, LLC in each claim consists of the right to receive from such claimant part of the proceeds or recoveries which such claimant receives by reason of a settlement, judgment or award with respect to such claimant’s claim. We recognize revenue based upon the agreed upon interest rates and the results on the closed cases and the estimated returns on the open cases. Estimated loan losses are factored into the analysis of the estimated returns on the open cases.

Personal injury cases presented to Pegasus Funding, LLC for funding are analyzed based upon strict underwriting guidelines established by the management of Pegasus Funding, LLC to reduce loan loss exposure. Quarterly reviews of advances are performed to ensure collectability of advances to claimants.

2.	We note your disclosure on page five that your collectors can offer if necessary, based upon the individual situation, an obligor a discount on the overall obligation. Please provide us with additional information regarding this loan modification program, including the dollar amount of loans modified in this manner or any other (if any) for each period presented. In addition, tell us your accounting policy for these loans, including how you apply ASU 2010-18, Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset, as applicable.

When the Company can reasonably estimate the timing of the cash flow of the portfolio of distressed accounts acquired, the Company accounts for its investment in finance receivables using the interest method under the guidance of ASC 310 – Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality. Static pools of accounts are established. These pools are aggregated based on certain common risk criteria. Each static pool is recorded at cost and is accounted for as a single unit for the recognition of income, principal payments and loss provision.

The Company acquires portfolios of charged off credit card accounts from the originator of the debt at substantial discounts from the face value of the account. Importantly, the loans that are a part of the pools the Company acquires are generally already charged off by the originator of the loan and all such loans in the pool have the common risk characteristics of a deteriorated loan. Accounts could be acquired for as little as 2% of the face value of the account value. Our projected cash flow analysis takes into consideration the fact that we anticipate we will not collect the face value of the accounts acquired. Our collectors and third party collection agencies and attorney have the initial approval to offer a certain level discount from the face value of the obligation. Offers or counter offers below this level require approval from the management team of the Company. An offer to an individual obligor to reduce the face value of the obligation to an agreed upon amount would still be substantially higher than the recorded cost of that individual loan. We perform our accounting and impairment analysis at the portfolio level as the “cost” information of an individual loan is not a meaningful metric for the preparation of the financial statements, or to the investing public. These loan reduction offers are not the cause of impairment of a credit card portfolio. Historically, and consistent with industry metrics and statistics, we have had contact with, or received payments from, a small percentage of the accounts we acquired. Such statistics and metrics are considered in our pricing models under ASC 310 . As we have disclosed in our filings with the Commission, outside factors have a more significant influence on our ability to liquidate the portfolio than individual loan settlement or discount offers. Outside factors that influence our ability to liquidate the portfolios are government regulations and the general economic environment effects on employment and the housing markets. Internal factors impacting the portfolios include our ability to price the entire portfolio properly and our ability to implement the proper collection strategy.

Even after an offer of a discount to an obligor is made, such loan settlement offer for an individual loan does not affect the loan whereby the guidelines of ASU 2010-18, Effect of a Loan Modification When the Loan Is Part of a pool That Is Accounted for as a single Asset, would impact the overall value of the pool and cause the Company to remove or reclassify the individual loan and/or make an impairment entry to the pool.

The Company is furnishing, on a supplemental basis (a) a summary of the authorized discounts/thresholds which the our collection team is authorized to offer in connection with settling outstanding debt claims, and (b) an analysis of dollar value of the discounts from the face value of loans settled for the fiscal years ended September 30, 2012 (the “Supplemental Information”). The Supplemental Information is being provided in paper form under separate cover, pursuant to Regulation S-T, Rule 101(c)(2). The Company hereby requests that the Staff return the Supplemental Information to it pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, when the Staff’s review is complete.

In response to this letter the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comments and should you need any additional information after reviewing the responses provided above, please contact me at 201-308-9245, or by fax at 201-308-9449, or by e-mail at rmichel@astafunding.com .

Very truly yours,

/s/ Robert J. Michel

Robert J. Michel

Chief Financial Officer